FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)
FILING: REGISTRATION STATEMENT ON FORM S-4, AS AMENDED (REGISTRATION NO. 333-117325)

Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, ID 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213

Press Release

FOR IMMEDIATE RELEASE

COEUR FORMALLY COMMENCES ITS TENDER OFFER
TO ALL WHEATON RIVER SHAREHOLDERS

Premium Of 16% Over Wheaton River Stock Price

Significant Cash Component

Creates Superior Growth Platform

     Coeur d’Alene, Idaho, August 23, 2004 — Coeur d’Alene Mines Corporation (NYSE:CDE) announced that it has formally commenced its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT). Coeur’s offer, which is being mailed simultaneously to all Wheaton River shareholders, is open for acceptance until 5:00 pm (EST) on September 30, 2004.

     Dennis E. Wheeler, Chairman and Chief Executive Officer of Coeur, stated, “We are pleased to make this significant premium offer to all shareholders of Wheaton River. The combination of Coeur and Wheaton River will create the newest global leader in the precious metals industry with the scale and operating expertise to maximize the value of its portfolio of properties. This transaction offers Wheaton River shareholders a substantial premium immediately, while also providing a solid platform for future growth. The combined Coeur-Wheaton River will be the world’s leading silver producer, a major gold producer and the fourth largest precious metals company in North America. Additionally, the combined company will have four growth projects in Alaska, Bolivia, Brazil, and Mexico that will significantly add to the company’s gold and silver production in the near-term. We are fully committed to completing our acquisition so that we can begin to deliver the benefits of the combination to all shareholders.”

Superior Value

     Coeur’s offer provides Wheaton River shareholders with:

•	A premium of 38% over Wheaton River’s closing stock price on May 27, 2004, the date of Coeur’s initial proposal;

•	A total value of Cdn$4.29 per Wheaton River share in cash and Coeur common stock, representing a premium of 16% over Wheaton River’s closing stock price of Cdn$3.70 per share on August 20, 2004;1

•	A minimum of Cdn$1.00 per share in cash, representing 23% of the total offer consideration.1

Strategic Benefits

     The combined Coeur-Wheaton River will be:

•	North America’s fourth largest precious metals company with proven operating expertise;

•	A leading gold producer and the world’s leading primary silver producer with approximately 22 million ounces of annual production;

•	Among the world’s most liquid publicly-traded precious metals mining companies with expected listings on both the NYSE and TSX;

•	One of the fastest growing precious metals companies with four growth projects including Amapari (Brazil), Kensington (Alaska), Los Filos (Mexico) and San Bartolomé (Bolivia);

•	Highly leveraged to commodity prices with completely unhedged production; and

•	Financially powerful with strong free cash flow generation, a strong balance sheet, and enhanced access to capital markets.

Terms

     Under Coeur’s offer, Wheaton River shareholders may elect to receive for each common share of Wheaton River tendered:

•	Up to Cdn$5.47 in cash, subject to proration if Wheaton River shareholders request, in the aggregate, more than Cdn$570 million; or

•	0.796 shares of the Coeur common stock; or

•	0.796 exchangeable shares of a Canadian subsidiary of Coeur, which are exchangeable, upon the terms described in the offer documents, for common stock of Coeur on a one-for-one basis.

     Assuming all Wheaton River shareholders elect to receive cash, shareholders would receive per share consideration of Cdn$1.00 in cash and 0.650 Coeur shares.1

[1]	Assuming 568,220,638 Wheaton River common shares are outstanding as of May 27, 2004, the date Coeur initially announced its proposal, and that holders of all of those shares elect to receive cash, proration would result in per share consideration of Cdn$1.00 in cash and 0.650 Coeur shares, or a total of Cdn$4.27 per Wheaton River share based upon closing stock prices on August 20, 2004 and a currency exchange rate of Cdn$0.77 per US$.

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     Coeur intends to acquire all Wheaton River common shares. Upon the completion of the tender offer, Coeur intends to implement a subsequent acquisition transaction that would result in the acquisition of any shares not acquired pursuant to the tender offer. Coeur anticipates that following the completion of this subsequent acquisition transaction, the holders of Wheaton River warrants would have the right to receive exchangeable shares upon the exercise of the warrants. The exercise price of the warrants would be adjusted, in accordance with the terms of the warrants, based on the exchange ratio used in the subsequent acquisition transaction. Coeur currently anticipates that the exchange ratio used in that subsequent acquisition transaction would be the same ratio as used in the tender offer. Coeur currently intends to maintain the listing of the warrants on the TSX and AMEX.

     CIBC World Markets Inc. and J.P. Morgan Securities Inc. are serving as dealer managers for the offer. In Canada, a soliciting dealer’s fee will be paid by Coeur as described in the offer to purchase. Wheaton River shareholders can get more information about the offer by contacting MacKenzie Partners, Inc., which is serving as information agent.

     Coeur’s tender offer is subject to customary conditions, including: (i) the tender of at least 66 2/3% of the issued and outstanding Wheaton River common shares; (ii) the approval by Coeur shareholders of certain matters related to the transaction, including the issuance of shares of New Coeur stock in the transaction; (iii) receipt of all necessary regulatory approvals; and (iv) the absence of any material adverse change relating to Wheaton River.

     Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement

This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s shareholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. Coeur’s offer to purchase is being made to Wheaton River shareholders only pursuant to tender offer material as required by applicable law. This communication also is not a solicitation of proxies from any securities holder of Coeur or Wheaton River. Coeur has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Schedule TO and has filed the offer materials mailed to shareholders of Wheaton River in Canada today with Canadian securities regulators. Coeur also is filing a registration statement on Form S-4 which contains a combined proxy statement/prospectus relating to a special meeting of Coeur shareholders to consider certain matters relating to the proposed Coeur-Wheaton River combination and includes information regarding the participants in the related proxy solicitation. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO, THE OFFER AND CIRCULAR MAILED TO CANADIAN SHAREHOLDERS AND ANY OTHER RELEVANT DOCUMENTS, INCLUDING PROXY MATERIALS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain such materials, and any amendments and supplements thereto, (as they become available) without charge at the SEC’s website, www.sec.gov (for materials filed with the SEC) and on SEDAR, www.sedar.com (for materials filed with Canadian

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securities regulators). In addition, you may obtain offer materials and any related proxy statement/prospectus (as they become available) and the other documents filed by Coeur with the SEC and the Canadian securities regulators by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

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Contacts:	James A. Sabala
Chief Financial Officer
208-769-8152

Mitchell J. Krebs
Vice President Of Corporate Development
773-255-9808

Tony Ebersole
Investor Relations
800-523-1535

Judith Wilkinson / Matthew Sherman
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Dan Burch / Steve Balet
MacKenzie Partners, Inc.
212-929-5500

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